

03002836

HS 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46584

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TCF SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

345 Saint Peter Street, Suite 1300
_____
(No. and Street)

Saint Paul   MN   55102
(City)   (State)   (Zip Code)

PROCESSED

MAR 1 3 2003

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven L. Wright   651-291-4147
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
(Name – if individual, state last, first, middle name)

4200 Wells Fargo Center   Minneapolis   MN   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 7 2003 WASH D.C. 165 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                     information contained in this form are not required to respond
                     unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Frank A. McCarthy__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TCF SECURITIES, INC.__ , as of __December 31__ , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY L. BERRY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

_____
Signature

Chief Operating Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
TCF Securities, Inc.:

We have audited the accompanying statement of financial condition of TCF Securities, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCF Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



February 10, 2003

TCF SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	857,063
Commissions and service fees receivable		315,281
Other assets		50,692
Total assets	$	1,223,036

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable to affiliates	$	242,421
Other accounts payable		49,379
		291,800
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		749,990
Retained earnings		181,236
		931,236
Total liabilities and stockholder's equity	$	1,223,036

See accompanying notes to statement of financial condition.

TCF SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Nature of Business

TCF Securities, Inc. (the Company) was incorporated on August 13, 1993 and is a wholly owned subsidiary of TCF National Bank (the Parent). The Parent is a wholly owned subsidiary of TCF Financial Corporation (TCF).

The Company is a registered general securities non-clearing broker-dealer under the Securities Exchange Act of 1934, and sells mutual funds, 529 college savings plans, and variable annuities to customers of TCF National Bank. TCF National Bank is a FDIC insured, federally chartered national bank.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Commissions Payable

Commissions payable, included in other accounts payable, represent the portion of the revenues earned on mutual fund and variable annuity sales, which are payable to individual sales representatives as of December 31, 2002.

(c) Income Taxes

The Company is included in the consolidated income tax returns filed by TCF.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $250,000. The Company reported in Part II of Form X-17A-5 net capital at December 31, 2002 of $544,965, which was $294,965 in excess of the minimum net capital required. At December 31, 2002, the ratio of aggregate indebtedness to net capital was .54 to 1.00.

(4) Related Party Transactions

Certain expenses including compensation and benefits, administration, management fees, and occupancy and equipment are allocated to the Company by TCF or other affiliates. The Company's current financial condition may not be indicative of the financial condition if it had operated independently of TCF.

During 2002, the Parent contributed $400,000 in capital to the Company.

(Continued)

TCF SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2002

(5) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Contingencies

The Company may become involved in various matters of litigation generally incidental to its business.

(7) Subsequent Event

On January 1, 2003, TCF Express Trade, Inc. merged with and into TCF Securities, Inc. TCF Express Trade, Inc. was a former subsidiary of TCF National Bank that marketed brokerage services to TCF National Bank customers through a third-party securities broker-dealer.